UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

001-39445

(Commission File Number)

(Check one):	☒Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q	☐Form 10-D	☐Form N-CEN
☐Form N-CSR

For Period Ended: December 31, 2025



☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MSP Recovery, Inc.

Full Name of Registrant

Former Name if Applicable: N/A

3525 NW 7th Street

Miami, Florida 33125

(Address of principal executive offices) (Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “Form 10-K”) by the prescribed due date without unreasonable effort or expense. The Company is experiencing severe liquidity constraints, is reliant on loan funding to support operations, and is actively evaluating and pursuing financing and reorganization alternatives, including preparation for a potential restructuring process.

The Company’s independent registered public accounting firm, Baker Tilly US, LLP (“Baker Tilly”), has not completed the audit procedures necessary for the Company to finalize the audited financial statements required to be included in the Form 10-K. The delay is primarily due to the Company’s current liquidity constraints and resulting inability, at this time, to fund the remaining external audit work needed to complete the audit and finalize the Form 10-K.

In addition, the Company’s Chief Financial Officer resigned effective February 17, 2026. The departure of the Chief Financial Officer has created incremental operational constraints in completing the year-end financial close process, coordinating the remaining audit work, and preparing related disclosures and internal review materials necessary to finalize the Form 10-K. The Company is implementing interim measures to support the financial reporting function while it evaluates leadership and resource needs.

The Company is working diligently to complete the remaining financial close and audit items and to file the Form 10-K as soon as practicable. The timing of the filing will depend on, among other things, the Company’s ability to obtain sufficient financing or otherwise fund the remaining external audit work and Baker Tilly’s ability to complete the remaining audit procedures.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John H. Ruiz	305	614-2222
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MSP Recovery, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2026
	By:	/s/ John H. Ruiz
Name: John H. Ruiz
Title: Chief Executive Officer